Exhibit 99.2

Moko Social Media Limited

ACN 111 082 485

ASX: MKB

T: +61 2 9299 9690

F: +61 2 9299 9629

Suite 4 Level 9 341 George Street

Sydney,  NSW,  2000, Australia

Website: www.mokosocialmedia.com

Email: contact@moko.mobi

8 July 2014

Cleansing Statement

The Company hereby provides notice to the ASX for purposes of section 708A(5)(e) of the Corporations Act that the following ordinary shares were issued by the Company on 8 July 2014:

•	1,000,000 ordinary shares at $0.10 each; and
•	1,000,000 ordinary shares at $0.20 each.

An Appendix 3B relating to the share issue was released on 8 July 2014.

The Company hereby gives notice to ASX Limited (ACN 008 624 691), pursuant to the provisions of section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

(a)	the Securities were issued without disclosure under Part 6D.2 of the Corporations Act;

(b)	this notice is being given under section 708A(5)(e) of the Corporations Act;

(c)	as at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	section 674 of the Corporations Act; and

(d)	as at the date of this notice, there is no other excluded information, as that term is defined in Sections 708A(6)(e), 708A(7) and 708A(8) of the Corporations Act.

Yours faithfully,

Andrew Bursill

Company Secretary